UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 001-31297

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Centro Saturn MergerSub LLC
Full Name of Registrant

Heritage Property Investment Trust, Inc.
Former Name if Applicable

580 West Germantown Pike, Suite 200
Address of Principal Executive Office (Street and Number)

Plymouth Meeting, PA 19462
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 5, 2006, Heritage Property Investment Trust, Inc. (“Heritage”) consummated its merger (the “Merger”) with and into Centro Saturn MergerSub LLC (the “Company”), an affiliate of Centro Properties Group, and the other transactions contemplated by the Agreement and Plan of Merger, dated as of July 9, 2006, by and among Heritage and affiliates of Centro Properties Group.  As of October 10, 2006, the Company, as successor in interest to Heritage, is no longer required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but continues to file reports under Section 15(d) of the Exchange Act to comply with certain reporting covenants contained in the indentures under which Heritage previously issued $350 million of unsecured indebtedness.

As a result of the Merger, the Company has experienced turnover in certain of its key financial and accounting personnel.  Additionally, as a result of the change in ownership of Heritage, the Company is required to re-engage KPMG LLP (“KPMG”), its independent registered public accountants.  The Company is currently completing this process with KPMG.  As a result, KPMG has not yet begun the review, as required by rule 10-01(d) of Regulation S-X, of the interim financial statements required to be included in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2006 (the “Form 10-Q”).  For these reasons, the Company is unable to file timely the Form 10-Q.

The Company has not represented in Part II of this Form 12b-25 that the Form 10-Q will be filed within the five days required by SEC Rule 12b-25 in order for the Form 10-Q to be considered to be timely filed, because the Company believes that it will not be able to file the Form 10-Q within that period.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Stephen H. Faberman, Vice President		(617) 247-2200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Centro Saturn MergerSub LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 13, 2006	By	/s/ Stephen H. Faberman
Stephen H. Faberman
Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).